Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

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29 May 2012
ASX ANNOUNCEMENT

## Perth Head Office Change of Address Notification

Mission NewEnergy Limited wishes to advise that with effect today has changed its address to that of its registered office address;

| | |
|---|---|
| Address: | Unit B2, 431 Roberts Rd, Subiaco, Western Australia, 6008 |
| Phone: | 08 6313 3975 |
| Fax: | 08 6270 6339 |

Yours faithfully

**Guy Burnett**
Company Secretary

Announcement ends.